XEME BIOPHARMA, INC.

FINANCIAL STATEMENTS

As of and for Three Months Ended March 31, 2020

And as of and for Year Ended December 31, 2019

With Report of Independent Registered Public Accountant Firm

Table of Contents

Page

Report of Independent Registered Public Accounting Firm

   1

Unaudited Financial Statements

Balance Sheets

2

Statements of Operations

3

Statements of Stockholders’ Equity

4

Statements of Cash Flows

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Xeme Biopharma, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Xeme Biopharma, Inc. (the “Company”), as of March 31, 2020 the related statements of operations, stockholders’ equity, and cash flows for the three months then ended, and balance sheet as of December 31, 2019 and the related statements of operations, stockholders’ equity, and cash flows for the year then ended, and the related notes.  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and the results of its operations and its cash flows for the three months then ended and the financial position as of December 31, 2019 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Benjamin & Ko

Santa Ana, CA

July 1, 2020

	As of March 31, 2020	As of December 31, 2019

ASSETS

Current Assets:
Cash	$ -	$ -
Total current assets	-	-

Non-current Assets:
Intangible assets, net	468,869	-
Property and equipment, net	29,892	-
Total non-current assets	498,761

Total assets	$ 498,761	$ -

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$ -	-

Total liabilities	-	-

Stockholders' Equity:
Common stock, $0.001 par value; 25,000,000 shares authorized; 25,000,000 shares issued and outstanding, as of March 31, 2020, and 0 share issued and outstanding, as of December 31, 2019	25,000	-
Subscription receivables		(500,000)
Common stock issuable		500,000
Additional paid-in capital	475,000	-
Accumulated deficit	(1,239)	-
Total stockholders' equity	498,761	-

Total liabilities and stockholders' equity	$ 498,761	$ -

See accompanying notes to financial statements.

	Three Months Ended	Year Ended
	2020	2019

Net revenue	$ -	$ -

Cost of goods sold	-	-

Gross profit	-	-

Operating expenses:
Depreciation and amortization	1,239	-
Total operating expenses	1,239	-

Loss from operations	(1,239)	-

Other income (expense):
Interest expense	-	-
Other income	-	-
Total other expense, net	-	-

Loss before provision for income taxes	(1,239)	-
		-
Income tax provision	-	-

Net income (loss)	$ (1,239)	$ -

Earnings (loss) per share:
Basic and diluted	$ (0.00)	$ -

Weighted average number of common shares outstanding:
Basic and diluted	4,120,879	-

See accompanying notes to financial statement

	Common Stock		Subscription Receivables	Common Stock Issuable	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount

Balances - December 31, 2018	-	$ -	$ -	$ -	$ -	$ -	$ -

Subscription receivables	-	25,000	(500,000)		475,000	-	-

Common stock issuable	-	(25,000)		500,000	(475,000)	-	-

Net income	-	-	-		-	-	-

Balances - December 31, 2019	-	$ -	$ (500,000)	$ 500,000	$ -	$ -	$ -

	Common Stock		Subscription Receivables	Common Stock Issuable	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount

Balances - December 31, 2019	-	$ -	$ (500,000)	$ 500,000	$ -	$ -	$ -

Issuance of stock	25,000,000	25,000	500,000		475,000	-	1,000,000

Common stock issuable	-	-		(500,000)	-	-	(500,000)

Net loss	-	-			-	(1,239)	(1,239)

Balances - March 31, 2020	25,000,000	$ 25,000	$ -	$ -	$ 475,000	$ (1,239)	$ 498,761

See accompanying notes to financial statements.

	Three Months Ended	Year Ended
	2020	2019

Cash flows from operating activities:
Net loss	$ (1,239)	-

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	1,239	-
Changes in assets and liabilities:
Subscription receivable	-	-
Net cash used in operating activities	-	-

Cash flows from investing activities:
Purchases of property and equipment	(30,000)
Purchases of intangible	(470,000)	-
Net cash used in investing activities	(500,000)	-

Cash flows from financing activities:
Proceeds from issuance of common stock	500,000	-
Net cash provided by financing activities	500,000	-

Net increase in cash	-	-

Cash – beginning of period	-	-

Cash – end of period	$ -	-

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$ -	$ -
Income taxes	$ -	$ -

Disclosures of non-cash activities under investing and financing activities:
Purchases of property and equipment	$ (30,000)	$ -
Purchases of intangible	(470,000)	-
Proceeds from issuance of common stock	$ 500,000	$ -
	-	-

See accompanying notes to financial statements.

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XEME BIOPHARMA, INC.

Notes to Financial Statements

NATURE OF OPERATIONS

Xeme Biopharma, Inc. (the “Company”) was incorporated in 2005 as a Delaware Corporation located in New Jersey.  The Company is a clinical stage biotechnology company dedicated to the development of innovative Therapeutic Cancer Vaccines (TCV) and other active immuno-oncology products.  The Company’s vaccines and other products are rapidly produced, easy to administer, non-toxic, safe, and should significantly improve safety and efficacy outcomes for hematologic and solid tumor cancer indications.  As such, the Company’s products have the potential to be offered at a much lower cost than competitive products.

The Company was previously a wholly owned subsidiary of Thera Test Laboratories, Inc. (the “TTL”) On November 7, 2019, TTL. and R2T Biopharma, Inc. (the “R2T”) entered into stock purchase agreement. On March 17, 2020, the Company was acquired by the R2T and since then, the Company became a wholly owned subsidiary of the R2T.

The Company is developing proprietary vaccine-based immunotherapies for cancer through its novel, nanotechnology enabled and patent-protected Aggregon® platform. Pre-clinical proof of concept and two Phase I clinical trials (Phase Ia and Phase Ib) were successfully completed in follicular lymphoma (OncoquestTM-L). These clinical trials showed no systemic toxicity, a strong anti-cancer immune response and preliminary efficacy with only minor reactions at the site of injection. Based on these results, Company is currently seeking investments to continue its clinical program and expand its intellectual property: A. Complete the ongoing Phase I CLL trial; B. Complete a Phase II trial in Follicular lymphoma; C. Initiate a Phase I / II clinical trial in Ovarian Cancer; D. Complete a pre-clinical study in an animal model of colorectal cancer and initiate a Phase I / II clinical trial in patients with metastatic Colorectal Cancer; E. Complete research and development for a Prostate Cancer vaccine and F. Generate new intellectual property.

Aggregon® is an autologous personalized TCV containing the patient’s total tumor cell extract along with the immuno-stimulatory cytokine, Interleukin-2 (IL-2) and synthetic lipid nanovesicles. The technology consists of assembling two or more pharmaceutically active entities, one of which (for example, IL-2) is capable of aggregating, coalescing and fusing phospholipid nano-vesicles in a rapid, controlled process that does not require any chemical reaction or expensive manufacturing outlay (Boni et al., BiochemBiophys Acta, 2001, 151: 127). The resulting microbe-sized multilamellar coalescent vesicle (MLCV) is loaded with IL-2 for slow and sustained release (low toxicity) and more importantly expresses this cytokine at the surface for proper binding to the IL-2 receptors on tumor killer cells (CTL or NK cells). The MLCV product (Oncolipin) is ready for clinical development stage for intra-tumoral in situ vaccination in competition with Amgen’s oncolytic virus (T-Vec).

The MLCV can be further developed into an Aggregon® by adding tumor cell antigens (either the totality of tumor cell antigens or individually identified, extracted or synthetic peptides), at the beginning of the Aggregon® assembly process. The extracted antigens found in the tumor cell lysate contains both the known and unknown tumor antigens as well as normal proteins, some of which are co-stimulatory factors essential for optimal antigen presentation. An Aggregon® is thus a lipo-protein microscopic structure that captures the antigenic diversity of the tumor, a surrogate “cancer cell-like” entity; Upon administration, the vaccine is able to function as a slow release delivery system for IL-2. Additionally, the antigens and IL-2 incorporated in its structure can simultaneously engage the antigen receptor (TCR) and IL-2 receptor (IL-2R) respectively on tumor killer cells (CTL and NK) and dendritic cells (DC). All these cells are involved in anti-tumor immune defense. This leads to optimal stimulation of both antigens presenting dendritic cells (DC) and the effector killer cell arm of the immune system. The focused and sustained presentation and delivery of total antigenic repertoire along with IL-2 ensures optimal recruitment & expansion of T cells and long-lived immune responses.

Further, this nanotechnology-enabled drug delivery modality can also be used as a platform technology to deliver a variety of drugs and biologically active molecules (cytokines, adjuvants, Toll-receptor ligands, membrane associated molecules, DNA, siRNA etc.).

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XEME BIOPHARMA, INC.

Notes to Financial Statements

NATURE OF OPERATIONS (continued)

The Company entered into the following agreements, which are critical to the Company’s business and operations:

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Stock Purchase Agreement

The Company was acquired by R2T Biopharma, Inc. from the TTL. with the following terms and conditions, which was closed on March 17, 2020.

•

Authorized share: 25,000,000

•

Purchase price: $500,000

•

Release of key research employees: Dr. Larry Kwak (Founder, former Chairman Scientific Advisory Board), Dr. Richard Robb (Founder, former Vice President Research, Development, and Quality Assurance), Dr. Mircea Popescu (Founder, President and CEO)

•

Clinical Trials: The Company has obtained from FDA the IND #15639 that will allow submission for approval of several clinical protocols for various hematologic and solid tumors.  Currently, Oncoquest-CLL (Protocol No. X12-11008) is in a Phase 1b clinical trial for treatment–naïve patients and Oncoquest-L (Protocol No. X13-21008) is in a Phase III with previously untreated.

•

Patents: The Company has two pending patents (US-2017224796, US-2017224797)

•

Inventories: The Company has inventories (interleukin 2), which should not be resold on the market.

•

PP&E: The Company has PP&E assets, but the Company recognize only two assets (Waters HPLC system and Spectrophotometer) since the rest of PP&E were obsolete as of the close date of the purchase.

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IND assignment document

The Company received the official document from Food and Drug Administration to assign Investigational New Drug Application (IND) number on July 19, 2013.

•

XEME has obtained IND #15639 from the FDA, which will allow submission for approval of several clinical protocols for various hematologic malignancies and solid tumor indications.

•

IND can be used for the development of innovative Therapeutic Cancer Vaccines (TCV), which are manufactured using a patented nanotechnology enabled TCV platform (Aggregon®).

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XEME BIOPHARMA, INC.

Notes to Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representation of the company’s management who are responsible for the integrity and objectivity of the financial statements. These accounting policies confirm to accounting principles generally accepted in the United State of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation and Consolidation

These accounting policies conform to generally accepted accounting principles in the United States of America (“GAAP”) and have been consistently applied in the preparing the Firm’s financial statements. The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, which is based on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include, but are not limited to, the estimated useful lives of property and equipment, patent and trademark, the ultimate collection of accounts receivable and accrued expenses. Actual results could materially differ from those estimates.

Advertising Costs

The Company expenses advertising costs as incurred. For the three months ended March 31, 2020 and 2019, advertising expense totaled $0 and $0, respectively.

Research and Development

Research and development costs are expensed as incurred. Research and development costs include travel, payroll, and other general expenses specific to research and development activities. The Company did not have any research and development cost for the three ended March 31, 2020 and 2019.

Property and Equipment

Property and equipment consist of machinery and equipment are stated at the purchase price allocation report. Property and equipment are recorded from the valuation with the purchase of the Company’s equity.  Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets (10 year). Leasehold improvements are depreciated over the shorter of the useful life of the improvement or the lease term, including renewal periods that are reasonably assured.

2.

XEME BIOPHARMA, INC.

Notes to Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived Assets

In accordance with ASC 360, “Property, Plant, and Equipment,” the Company reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or circumstances indicate that the carrying amount of assets may not be recoverable.  The Company considers the carrying value of assets may not be recoverable based upon our review of the following events or changes in circumstances: the asset’s ability to continue to generate income from operations and positive cash flow in future periods; loss of legal ownership or title to the assets; significant changes in our strategic business objectives and utilization of the asset; or significant negative industry or economic trends.  An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset are less than its carrying amount.

As of March 31, 2020, the Company was not aware of any events or changes in circumstances that would indicate that the long-lived assets are impaired.

Income Taxes

The Company has elected to be taxed as a C-Corporation. Accordingly, except for a minimal state tax, the Company is not taxed at the corporate level; rather, the tax on corporate income is paid and the benefits of losses are recognized at the stockholder level. Therefore, no provision or credit for federal income taxes has been included in the financial statements.

Certain transactions of the Company are subject to accounting methods for income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income of the Company reported for federal income tax purposes may differ from the net income reported in these financial statements. The major differences relate to accounting for depreciation on property and equipment, stock compensation, and research credits.

The Company has adopted ASC 740-10-25, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25 for the three months ended March 31, 2020.

The Company did not have any Federal or State tax liabilities as of March 31, 2020.

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XEME BIOPHARMA, INC.

Notes to Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncement not yet effective

FASB ASU 2016-02 “Leases (Topic 842)” – In February 2016, the FASB issued ASU 2016-02, which will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability.  For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance.  Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines.  Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model and the new revenue recognition standard. This ASU is effective for fiscal year beginning after December 15, 2019, including interim periods within those fiscal year beginning after December 15, 2020.  We are currently evaluating the potential impact this standard will have on our financial statements and related disclosures.

FASB ASU 2016-15 “Statement of Cash Flows (Topic 230)” – In August 2016, the FASB issued 2016-15.  Stakeholders indicated that there is a diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows.  ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice.  This ASU is effective for annual reporting periods beginning after December 15, 2018, and interim periods within those fiscal year beginning after December 15, 2019.  Early adoption is permitted.  Adoption of this ASU will not have a significant impact on our statement of cash flows.

FASB ASU 2016-12 “Revenue from Contracts with Customers (Topic 606)” – In May 2016, the FASB issued 2016-12.  The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  ASU 2016-12 provides clarification on assessing collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications.

This ASU is effective for annual reporting periods beginning after December 15, 2018, and interim periods beginning after December 15, 2019. We are currently assessing the potential impact this standard will have on our financial statements and related disclosures.

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XEME BIOPHARMA, INC.

Notes to Financial Statements

STOCK ACQUISITION

On March 17, 2020, the R2T completed the stock purchase of Xeme Biopharma, Inc. with the TTL., whereby the R2T will own 100% outstanding shares of Xeme for total consideration of $500,000. Also, as part of this transaction the TTL. released off the employment relationship with Dr. Mircea Popescu, Dr. Richard Robb, and Dr. Larry Kwak to be working for the Company to develop its pipeline of products.

The value of the assets acquired, and liabilities assumed was $500,000 and $0, respectively, on March 17, 2020 (date of acquisition) and December 31, 2020.

The following is the purchase price allocation on March 17, 2020 (date of acquisition):

March 17, 2020 (date of acquisition)	Amount

In Process Research and Development	$ 470,000
Property and equipment	30,000
Liabilities	-

Total net assets acquired at fair value	$ 500,000

Total consideration paid	$ 500,000

This acquisition resulted in no gain or goodwill because the fair value of assets acquired equaled consideration paid by the R2T of $500,000.  The Company did not incur any transaction costs in connection with the acquisition.

The Purchase Price Allocation report was issued by a valuation specialist to fulfil the legal requirements in accordance to ASC 805.

•

Stock acquisition with $500,000

•

Fair value of “In Process Research and Development” with $470,000

o

Based on discussions with the management of the R2T and the Company concerning existing products, current research and development efforts, and in accordance with the guidelines of ASC 985 and ASC 730 addressing the identification and valuation of intangible assets, as well as its classification as developed technology and technology under development, we concluded that Xeme includes in the process research and development (“IPR&D”) as of the date of value.

o

The valuation of the technology was based on the income approach discounting the projected cash flows associated with those under development over their expected life (15 years).

o

The debt-free net income was then reduced to present value at a discount rate equal to weighted average cost of capital plus 0.5% for IPR&D. Based upon the preceding methodologies, the fair value of Aggregon technology is concluded to be $470,000.

•

Fair value of “PP&E” with $30,000

o

The Company has indicated that the Waters HPLC system and Spectrophotometer are the equipment that has material values as most of the acquired equipment are 10 years or older with negligible disposable value. Based on discussions with the Company, the fair value of the personal property was estimated to be $30,000.

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XEME BIOPHARMA, INC.

Notes to Financial Statements

INTANGIBLE ASSETS

Intangible assets consisted of the following:

	March 31, 2020	December 31, 2019

In process research and development	$ 470,000	$ -
Accumulated amortization	(1,131)	-

Total intangible assets, net	$ 468,869	$ -

Amortization expense on intangible assets amounted to $1,131and $0 for the three months ended March 31, 2020 and 2019, respectively.

3.

PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	March 31, 2020	December 31, 2019

Equipment	$ 30,000	$ -
Total accumulated depreciation	(108)	-

Total property and equipment, net	$ 29,892	$ -

Depreciation expense on property and equipment amounted to $108 and $0 for the three months ended March 31, 2020 and 2019, respectively.

4.

STOCKHOLDERS’ EQUITY

Stock Subscription Receivables

The Company entered into stock subscription agreement with the R2T on November 7, 2019 to subscribe 25,000,000 common shares for $500,000 as part of the purchase agreement whereby the R2T will purchase all of the outstanding common stock of the Company for $500,000.  This transaction was closed on March 17, 2020 and the R2T provided payment to the TTL. on the closing of the transaction date.

The Company was incorporated on March 7, 2005, but no share was issued and outstanding until March 17, 2020.  On November 18, 2011, XEME was acquired by Thera Test Laboratories, Inc (the “TTL”) and became a wholly owned subsidiary of TTL. From June 2016 to March 2020, XEME was operated as a segment of TTL

5.

SUBSEQUENT EVENTS

The Company and the R2T entered into Letter of Intent with Acqusalut, Inc. (the “Acqu”), a Florida Corporation between the Company and the Acqu. on May 30, 2020. The R2T plans to exchange the whole shares of the Company to 99% of the shares of Acqu with the major shareholder of the Acqu. After the possible transaction is completed, the R2T will owns 99% shares of the Acqu with the new name Xeme Biopharma Holdings, Inc. and the Company will be the wholly owned subsidiary of Acqu. For accounting and reporting purposes, this deemed a

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XEME BIOPHARMA, INC.

Notes to Financial Statements

GreenBox Acquisition a “Reverse Acquisition” with the R2T designated the “accounting acquirer” and the Company designated the “accounting acquiree.”

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